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Exhibit 4.4

MATERIAL CHANGE REPORT

Item 1.    Reporting Issuer:

Harvest Energy Trust
1900, 330 - 5th Avenue SW
Calgary, Alberta
T2P 0L4

Item 2.    Date of Material Change:

July 15, 2004

Item 3. News Release:

        A Press Release reporting the material change was issued by Harvest Energy Trust ("Harvest" or the "Trust") on July 15, 2004 through CCN Matthews.

Item 4. Summary of Material Change:

        Harvest Breeze Trust No. 1 and Harvest Breeze Trust No. 2 (collectively, the "Harvest Parties"), each of which is either a direct or indirect subsidiary of the Trust, entered into a definitive agreement (the "Purchase Agreement") with EnCana Corporation ("EnCana") and EnCana Oil & Gas Partnership (collectively, the "EnCana Parties"), to acquire (the "Acquisition") Breeze Resources Partnership, which partnership holds certain conventional oil and natural gas producing properties (collectively, the "Properties") for consideration of $526 million (Cdn.). Harvest intends to fund the Acquisition with a bought deal financing and new credit facilities. The Acquisition is expected to close on or about September 1, 2004, with an adjustment date of July 1, 2004.

Item 5.    Full Description of Material Change:

        Harvest announced on July 15, 2004 that the Purchase Agreement had been executed pursuant to which Harvest, through the Harvest Parties, will acquire, by the purchase of Breeze Resources Partnership, the Properties for consideration of $526 million (Cdn.). The Acquisition is expected to close on or about September 1, 2004, with an adjustment date of July 1, 2004.

        Less than 5% of the properties to be acquired pursuant to the Acquisition are subject to "rights of first refusal" in favour of third parties triggered as a result of the Acquisition. To the extent such rights are exercised, the affected assets will be acquired pursuant to the Acquisition and then sold to the applicable third parties.

Properties

        The Properties, located in East Central Alberta, Southeast Alberta and Crossfield provide a strategic fit with Harvest's existing East Central Alberta core area as well as creating a new core area for Harvest in Southern Alberta.

        The Properties in East Central Alberta are situated directly adjacent to Harvest's current operation in the Provost area and are compatible with Harvest's proven operating capabilities in this area. Current production from the East Central Alberta Properties to be acquired is approximately 4,700 BOE/d comprised of 4,400 Bbl/d of oil and natural gas liquids and 2.0 Mmcf/d of natural gas with the majority of production being operated.

        The Properties in Southeast Alberta are situated in Harvest's new Southern Alberta core area. Current production from the Southeast Alberta Properties to be acquired is approximately 11,500 BOE/d comprised of 10,000 Bbl/d of oil and natural gas liquids and 8.4 Mmcf/d of natural gas with working interests over 90%. Harvest expects to operate 100% of the production.

        The Properties in Crossfield are also located in Harvest's new Southern Alberta core area. Current production from the Crossfield Properties to be acquired is approximately 3,300 BOE/d comprised of 500 Bbl/d of natural gas liquids and 17.0 Mmcf/d of natural gas with an average working interest of 71%.

        Total reserves associated with the Properties determined in accordance with National Instrument 51-101 pursuant to reserve evaluations performed by Gilbert Laustsen Jung Associates Ltd. and McDaniel & Associates Consultants Ltd. as at July 1, 2004 are as follows:

Proved producing reserves	36,409 MBOE
Total proved reserves	40,598 MBOE
Proved plus probable reserves	57,844 MBOE

Closing Conditions and Liability Arrangements

        Conditions to closing of the Acquisition include standard conditions for transactions of this nature including the following: the continued accuracy of representations and warranties (except for inaccuracies that, in the aggregate, are not material); receipt of regulatory approvals; no material adverse change to the Properties; and release and discharge of adverse security interests.

        In connection with the Acquisition, the EnCana Parties have indemnified the Harvest Parties in respect of certain liabilities on the aggregate of the specific properties and assets being acquired to a maximum of the purchase price, as a result of a breach of a representation or warranty or a covenant or agreement made by the EnCana Parties. However, claims in respect of a breach of a representation or warranty by the EnCana Parties must exceed a minimum threshold of $25,000 per breach before such a claim can be made against the EnCana Parties indemnification obligations. The Harvest Parties have also agreed to indemnify the EnCana Parties in respect of liabilities accruing from and after the July 1, 2004, adjustment date relating to the Properties being acquired and all past, present and future environmental liabilities.

Financing of the Transaction

        To finance the Transaction, the Trust has agreed with a syndicate of underwriters to issue and sell to the underwriters 8,000,000 subscription receipts ("Subscription Receipts"), each Subscription Receipt having a purchase price of $14.40 and entitling the holder thereof to receive without the payment of additional consideration, one (1) trust unit ("Unit") of the Trust upon completion of the Acquisition. In conjunction with the offering of Subscription Receipts, the Trust has also agreed with the syndicate of underwriters to issue and sell to the underwriters 80,000 8.0% convertible unsecured subordinated debentures (the "Debentures") of the Trust at a price of $1,000 per Debenture. The Debentures will have a maturity date of September 30, 2009. The Debentures will bear interest at an annual rate of 8.0% payable semi-annually on March 31 and September 30 in each year commencing March 31, 2005. The Debentures will be redeemable by the Trust at a price of $1,050 per Debenture after September 30, 2007, and on or before September 30, 2008 and at a price of $1,025 per Debenture after September 30, 2008, and before maturity on September 30, 2009, in each case, plus accrued and unpaid interest thereon, if any. Each Debenture is convertible into Units at the option of the holder at any time prior to the close of business on the earlier of the maturity date, and the business day immediately preceding the date specified by the Trust for redemption of the Debentures at a conversion price of $16.25 per Unit, subject to adjustments. Holders converting their Debentures will receive accrued and unpaid interest thereon. Harvest has also granted the underwriters an option to purchase up to an additional $80 million of Subscription Receipts and/or Debentures in aggregate on the same terms as above.

        The proceeds from the sale of the Subscription Receipts will be held in escrow pending completion of the Acquisition. If the closing of the Acquisition does not take place by 5:00 p.m. (Calgary time) on September 30, 2004, the Acquisition is terminated at any earlier time or the Trust has advised the underwriters or announced to the public that it does not intend to proceed with the Acquisition (in any case, the "Termination Time"), holders of Subscription Receipts shall be entitled to receive an amount equal to the full subscription price therefore and their pro rata entitlements to interest on such amount. The escrowed funds will be applied towards payment of such amount. If the closing of the Acquisition takes place prior to the Termination Time and holders of Subscription Receipts become entitled to receive Units, such holders will be entitled to receive an amount per Subscription Receipt equal to the amount per Unit of any cash distributions for which record dates have occurred during the period from the date of closing of the offering to the date immediately preceding the date the Units are issued pursuant to the Subscription Receipts.

        If the closing of the Acquisition does not take place by the Termination Time, the holders of Debentures will be entitled, for a period of ten (10) business days from the Termination Time, to deliver or cause to be delivered to the Trust a notice in writing to require the Trust to redeem all of the Debentures at a price of $1,000 per Debenture plus accrued and unpaid interest, if any. In addition, for a period of ten (10) business days from the expiry of the holder's right to require the Trust to redeem the Debentures, the Trust may redeem the Debentures with cash on a pro rata basis at a price of $1,000 per Debenture plus accrued and unpaid interest, if any, provided that after such redemption not more than 40,000 Debentures are outstanding.

        Harvest has received from National Bank of Canada, as sole lender arranger, a fully underwritten commitment for credit facilities totalling $480 million. The credit facilities will be used to finance the Acquisition, for general corporate purposes and to refinance Harvest's existing revolving credit facility.

Other Information

        All oil and natural gas information contained in this material change report has been prepared and presented in accordance with National Instrument 51-101. In this material change report, all estimates of oil and natural gas reserves and production are presented on a "working interest" basis. As the Trust is not currently the owner of the Properties, all operational information relating to the Properties contained in this material change report is based on information provided to the Trust by third parties.

        The Trust has adopted the standard of 6 Mcf:1 BOE when converting natural gas to BOEs. BOE may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 BOE is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Item 6.    Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102.

        Not applicable.

Item 7.    Omitted Information:

        Not applicable

Item 8.    Senior Officer:

        The name and business numbers of the executive officer of Harvest who is knowledgeable of the material change and this report is:

Jacob Roorda
President
Telephone: (403) 265-1178
Facsimile: (403) 265-3490

Item 9.    Statement of Senior Officer

        The foregoing accurately discloses the material change referred to herein.

        Dated as of July 23, 2004, at Calgary, Alberta.

HARVEST ENERGY TRUST by Harvest Operations Corp.
By:
Jacob Roorda President

        cc: Toronto Stock Exchange

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  Exhibit 4.4